February 1, 2006
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk 450
100 F Street, NW
Washington, DC 20549-1004
Attention: Karen J. Garnett, Assistant Director

Re:	United Development Funding III, L.P.
Amendment No. 3 to Form S-11
File No. 333-127891
Ladies and Gentlemen:
     On behalf of United Development Funding III, L.P. (the “Partnership”), transmitted herewith for filing is the Partnership’s Pre-Effective Amendment No. 3 (the “Amendment”), with exhibits, to its Registration Statement on Form S-11 (Registration No. 333-127891) (the “Registration Statement”), in accordance with the Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated January 24, 2006, a copy of which is attached to the courtesy copy of this letter for the Staff’s convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     We respond to the specific comments of the Staff as follows:
General
Compensation to Selling Group Members, General Partner and Affiliates of Our General Partner, page 12
1.	Refer to the description of Carried Interest on page 13. Please revise to clarify the meaning of “commit to” invest in mortgages, as opposed to actually purchasing the mortgages. Currently, it is not clear when your obligation to pay these fees would arise.

Atlanta	1600 Atlanta Financial Center	With offices in	Washington, D.C.
404.233.7000	3343 Peachtree Road, N.E.		Charlotte, North Carolina
Atlanta, Georgia 30326-1044
Fax: 404.365.9532

Securities and Exchange Commission
February 1, 2006

     RESPONSE: The Partnership respectfully submits that the Carried Interest is not a fee, but rather, is an interest in the cash available for distribution, as such term is defined on page 14 of the prospectus in footnote (6) to the table under the caption “Prospectus Summary — Compensation to Selling Group Members, General Partner and Affiliates of Our General Partner” and on page 69 of the prospectus in footnote (6) to the table under the caption “Compensation of Our General Partner and Its Affiliates.” The obligation to pay the Carried Interest arises each time there is cash available for distribution and the Partnership has committed, by contract or other binding agreement, to invest at least 82% of the gross offering proceeds in mortgages. In response to the Staff’s comment, the Partnership has revised the disclosure on page 14 of the prospectus in footnote (5) to the table under the caption “Prospectus Summary — Compensation to Selling Group Members, General Partner and Affiliates of Our General Partner,” on page 69 of the prospectus in footnote (5) to the table under the caption “Compensation of Our General Partner and Its Affiliates” and in the section under the caption “Distributions and Allocations — Carried Interest” on page 85 of the prospectus to provide that funds shall be deemed to be “committed” to investment in mortgages when the Partnership is obligated by contract or other binding agreement to invest proceeds of the offering in mortgages, to the exclusion of any other use for such proceeds or no use at all.
Prior Performance Summary, page 75
Public Programs, page 75
2.	Please explain what you mean in the fourth full sentence on page 76 when you say that your aggregate provision for loan losses through September 30, 2005 was $7,449,344, of which $6,247,632 was charged off.
     RESPONSE: The Partnership has revised the disclosure in the section under the caption “Prior Performance Summary — Public Programs — United Mortgage Trust” beginning on page 77 of the prospectus to remove the term “charged off” and reflect that United Mortgage Trust’s aggregate provision for loan losses through September 30, 2005 was $7,449,344; however, actual loan losses after sales of foreclosed assets were $6,247,632, and the remaining amount was carried forward as a reserve provision for future loan losses.
3.	Please tell us why annualized yields in the table on page 77 have been adjusted to exclude non-performing loans, as disclosed in the fifth sentence on page 77.
     RESPONSE: The Partnership has revised the disclosure in the section under the caption “Prior Performance Summary — Acquisition of Loans for United Mortgage Trust (January 1, 2002 through September 30, 2005)” on page 79 of the prospectus to reflect that the annualized yields described in that section of the prospectus are stated on an accrual basis and take into account downward adjustments for non-performing loans. In other words, the yields are adjusted downward for prior periods when United Mortgage Trust determines that a loan is not performing and the accrued interest is not likely to be paid, and thus, the yields described in that section of the

Securities and Exchange Commission
February 1, 2006

prospectus reflect a more accurate description of the actual yields obtained by United Mortgage Trust pursuant to its loans. Without this adjustment, the yields would be overstated.
Exhibit A — Prior Performance Tables
Table V, page A-7
4.	We reissue our request from our prior comment number 34 that you include in the table line items for amounts received for liquidation of foreclosed properties and amounts outstanding on those properties at the time of foreclosure and sale.
     RESPONSE: The Partnership has revised Table V on page A-7 of the prospectus to include line items for the amounts received for liquidation of foreclosed properties and the amounts outstanding at the time of foreclosure and sale, as well as the losses realized by United Mortgage Trust as a result of the liquidation of the foreclosed properties. The Partnership also submits that such information has been presented in the aggregate because (a) the volume of loans (over 6,000, including 381 foreclosed loans) makes individual disclosure unduly burdensome and (b) individual disclosure would be extremely difficult for a prospective investor to read and understand. The Partnership respectfully believes that the disclosure of such information in this manner will reduce confusion for the prospective investor and also gives the prospective investor a better understanding of the year-to-year performance of the Partnership’s affiliates.
Exhibits
5.	We have reviewed your response to our prior comment number 37. Since the execution of the partnership agreement will occur prior to effectiveness, please provide a revised form of opinion without the assumption that the partnership agreement will be executed in the form included as Exhibit B to the prospectus.
     RESPONSE: A copy of the executed opinion of counsel regarding the legality of the securities, which has been revised to remove any statements regarding the assumption that the Agreement of Limited Partnership will be executed, is attached as Exhibit 5.1 to the Amendment.

Securities and Exchange Commission
February 1, 2006

     We hope the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at (404) 504-7744 or Seth K. Weiner at (404) 504-7664.

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren Burnham Prevost
Lauren Burnham Prevost

cc:	Amanda McManus, Esq., Division of Corporation Finance
Hollis M. Greenlaw, Esq.